                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                               THE RIVAL COMPANY
                                       AT

                              $13.75 NET PER SHARE

                                       BY

                           MORIARTY ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                             HOLMES PRODUCTS CORP.
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
        TIME, ON MONDAY, JANUARY 25, 1999, UNLESS THE OFFER IS EXTENDED.

     THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER BY AND AMONG THE RIVAL COMPANY (THE "COMPANY"), HOLMES PRODUCTS CORP. ("PARENT") AND MORIARTY ACQUISITION CORP. ("PURCHASER"). THE BOARD OF DIRECTORS OF THE COMPANY (WITH ONE DIRECTOR ABSENT) HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN).

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER THAT NUMBER OF SHARES, WHICH, TOGETHER WITH ANY SHARES THEN OWNED BY PARENT OR PURCHASER, REPRESENTS AT LEAST 70% OF THE SHARES THEN OUTSTANDING, (2) PARENT AND PURCHASER HAVING RECEIVED THE CASH PROCEEDS OF FINANCING TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND (3) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND THE REGULATIONS THEREUNDER APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER HAVING EXPIRED OR BEEN TERMINATED. THE OFFER ALSO IS SUBJECT TO CERTAIN OTHER CONDITIONS WHICH ARE SET FORTH IN SECTION 14.
                            ------------------------
                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions set forth in the Letter of Transmittal and (A) mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents to the Depositary (as defined herein) or (B) tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares, and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

     Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks and trust companies for assistance concerning the Offer.
                            ------------------------
                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.
December 23, 1998

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
INTRODUCTION................................................    1
THE TENDER OFFER............................................    3
   1.  Terms of the Offer...................................    3
   2.  Acceptance for Payment and Payment for Shares........    4
   3.  Procedures for Tendering Shares......................    6
   4.  Withdrawal Rights....................................    8
   5.  Certain United States Federal Income Tax
     Consequences...........................................    9
   6.  Price Range of Shares; Dividends.....................   10
   7.  Effect of the Offer on the Market for the Shares;
       Nasdaq Quotation and Exchange Act Registration.......   10
   8.  Certain Information Concerning the Company...........   11
   9.  Certain Information Concerning Purchaser and
     Parent.................................................   14
  10.  Source and Amount of Funds...........................   16
  11.  Background of the Offer..............................   19
  12.  Purpose of the Offer and the Merger; The Merger
       Agreement; Other Agreements; Plans for the Company;
       Other Matters........................................   20
  13.  Dividends and Distributions..........................   32
  14.  Certain Conditions of the Offer......................   32
  15.  Certain Legal Matters; Regulatory Approvals..........   34
  16.  Fees and Expenses....................................   36
  17.  Miscellaneous........................................   36
SCHEDULE I--Information Relating to Directors and Executive
  Officers of Parent and Purchaser..........................  I-1

TO THE HOLDERS OF SHARES OF COMMON STOCK OF
  THE RIVAL COMPANY:

                                  INTRODUCTION

     Moriarty Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Holmes Products Corp., a Massachusetts corporation ("Parent"), hereby offers to purchase all outstanding shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of The Rival Company, a Delaware corporation (the "Company"), at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") (WITH ONE DIRECTOR ABSENT) HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER (AS DEFINED BELOW) AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. THE FACTORS CONSIDERED BY THE BOARD OF DIRECTORS OF THE COMPANY IN ARRIVING AT ITS DECISION TO APPROVE THE OFFER AND THE MERGER AND TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9") WHICH IS BEING MAILED TO STOCKHOLDERS OF THE COMPANY HEREWITH.

     The Company's financial advisor, NationsBanc Montgomery Securities LLC (the "Financial Advisor"), has delivered to the Company its opinion dated December 14, 1998 that the consideration to be received by holders of Shares (other than Parent and Purchaser, and other than holders of dissenting shares, if any) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The full text of the opinion is set forth as an Annex to the
Schedule 14D-9 and should, together with the related sections of the Schedule 14D-9, be read carefully and in its entirety in connection with the Offer. The Financial Advisor's opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should respond to the Offer. The Financial Advisor's opinion addresses only the financial fairness of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger and does not address any other aspect of the Offer or the Merger.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of December 17, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the satisfaction or waiver of certain conditions, a merger (the "Merger") will be effected under the terms of which Purchaser will be merged with and into the Company, with the Company surviving the Merger (the "Surviving Corporation"). The Surviving Corporation will be a wholly-owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held by stockholders who properly demand their appraisal rights under Delaware law, Shares held in the Company's treasury and Shares owned by Parent or Purchaser) will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"). See Section 12.

     The Merger Agreement provides that the Offer is conditioned upon, among other things, (1) satisfaction of the Minimum Condition, as defined below, (2) Parent and Purchaser having received the cash proceeds of the Financing, as defined below, in an amount sufficient to consummate the transactions contemplated by the Merger Agreement and (3) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and receipt of any required regulatory consents and approvals. See Sections 1 and 14, which set forth the conditions of the Offer, and Section 15, which discusses certain legal matters and regulatory consents and approvals.

     The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval of the Merger by the requisite vote or consent of the Stockholders. Under the Delaware General Corporation Law (the "DGCL"), the stockholder vote necessary to approve the Merger will be the affirmative vote of at least a majority of the outstanding Shares, including Shares held by

Purchaser and its affiliates. If Purchaser purchases at least a majority of the outstanding Shares in the Offer, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholders. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other Stockholder. In that event, Purchaser intends to effect the Merger as promptly as practicable following the purchase of Shares in the Offer. See
Section 12.

     In connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Tender and Voting Agreement, dated as of December 17, 1998 (the "Tender and Voting Agreement"), with all of the directors and certain executive officers of the Company (the "Tendering Stockholders"). The Tendering Stockholders beneficially own an aggregate of 1,049,769 Shares (which Shares represent approximately 11.3% of the Shares currently outstanding). Pursuant to the Tender and Voting Agreement, the Tendering Stockholders have agreed to validly tender pursuant to the Offer and not withdraw all Shares which are beneficially owned by them prior to the Expiration Date.

     The Merger Agreement and the Tender and Voting Agreement are more fully described in Section 12.

     The Minimum Condition. Consummation of the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares, which represents at least 70% of the number of Shares then outstanding (the "Minimum Condition").

     The Company has represented that on December 17, 1998 it had issued and outstanding 9,294,227 Shares and outstanding stock options to purchase an aggregate of 378,611 Shares at exercise prices at or below the Offer Price and that are vested or that will vest as a result of the transactions contemplated by the Merger Agreement.

     Based on the foregoing, assuming no change in the number of outstanding shares other than the potential exercise of the options referred to above, the Minimum Condition will be satisfied if at least 6,770,987 Shares (including the 1,049,769 Shares subject to the Tender and Voting Agreement) are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding on the date Purchaser accepts Shares for payment pursuant to the Offer.

     The Financing Condition. Purchaser's obligation to purchase Shares pursuant to the Offer is conditioned upon, among other things, Parent and Purchaser having received the cash proceeds of the Financing in an amount sufficient to consummate the transactions contemplated by the Merger Agreement (the "Financing Condition").

     As described in Section 10, Parent and Purchaser intend to obtain all funds needed for the Offer and the Merger through (1) the issuance of $50 million of equity securities of Parent, (2) the incurrence of approximately $250 million of indebtedness under a new credit facility, and (3) the issuance of $30 million in principal amount of Parent's 9 7/8% Senior Subordinated Notes due 2007 (as further described in Section 10, the "Financing").

     Certain other conditions to consummation of the Offer are described in
Section 14. Purchaser expressly reserves the right, in its sole discretion, to waive any one or more of the conditions to the Offer. See Section 14.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See
Section 3. Purchaser will pay all fees and expenses of Donaldson, Lufkin & Jenrette Securities Corporation, which is acting as the Dealer Manager for the Offer ("DLJ" or the "Dealer Manager"), Morrow & Co., Inc., which is acting as Information Agent (the "Information Agent"), and Harris Trust Company of New York, which is acting as Depositary (the "Depositary"), incurred in connection with the Offer. See Section 16.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with
Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Monday, January 25, 1999, unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

     The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Financing Condition and certain other customary conditions described herein (the "Offer Conditions"). See Section 14. If any or all of such conditions are not satisfied prior to the Expiration Date, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to (1) decline to purchase any of the Shares tendered and terminate the Offer, subject to the terms of the Merger Agreement, (2) waive any of the conditions to the Offer (including the Minimum Condition, provided that no such waiver of the Minimum Condition shall decrease the Minimum Condition to less than a majority of the outstanding shares), to the extent permitted by applicable law and the provisions of the Merger Agreement and, subject to complying with the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Shares validly tendered,
(3) subject to the terms of the Merger Agreement, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which will have been tendered during the period or periods for which the Offer is extended or (4) subject to the terms of the Merger Agreement, amend the Offer.

     Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of the Company (1) decrease the price per Share payable in the Offer, (2) decrease the maximum number of Shares to be purchased in the Offer, (3) impose terms and conditions to the Offer in addition to those set forth in Section 14, (4) change the terms and conditions to the Offer in any respect adverse to the Company, (5) except as provided in the next sentence, extend the Offer, (6) change the form of consideration payable in the Offer or
(7) amend any other term or condition of the Offer in a manner adverse to the holders of the Shares. Notwithstanding the foregoing, pursuant to the Merger Agreement, Purchaser may, without the consent of the Company, (1) extend the Offer, at any time up to March 15, 1999, for one or more periods of not more than ten business days each, if any of the Offer Conditions shall not be satisfied or waived, until such time as such conditions are satisfied or waived,
(2) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, or (3) if all of the Offer Conditions are satisfied or waived and the number of Shares tendered is at least equal to 70%, but less than 90%, of the then-outstanding number of Shares, further extend the Offer for an aggregate period of not more than ten business days beyond the then-scheduled Expiration Date. So long as this Agreement is in effect, the Offer has been commenced and the Offer Conditions have not been satisfied or waived, Purchaser shall cause the Offer not to expire.

     Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the events set forth in Section 14 hereof shall have occurred or shall have been determined by Purchaser to have occurred
(1) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (2) except as indicated above, to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR THE TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The rights reserved by Purchaser as set forth above are in addition to Purchaser's rights to terminate the Offer described in Section 14. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day (as defined below) after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule l4e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to applicable law (including, without limitation, Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes in the information published, sent or given in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Purchaser extends the Offer (whether before or after its acceptance for payment of Shares), is delayed in its payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section
4. However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including any public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and l4e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in the terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response. If, prior to the Expiration Date, Purchaser should decide to increase the price per Share being offered in the Offer, such increase will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase is first published sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. The Merger Agreement provides that, without the Company's prior written consent, Purchaser will not decrease the price or number of Shares sought in the Offer. As used in this Offer to Purchase, the term "business day" has the meaning set forth in Rule l4d-1 under the Exchange Act.

     The Company has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) promptly after the Expiration Date. Subject to the terms of the Merger Agreement, any determination concerning the satisfaction of such terms and conditions shall be within the sole discretion of Purchaser and such determination shall be final and binding on all tendering stockholders. See Sections 1 and 14.

     Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation (as defined in Section 3) with respect to) such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3), and (c) any other documents required by the Letter of Transmittal. THE PER SHARE CONSIDERATION PAID TO ANY STOCKHOLDER PURSUANT TO THE OFFER WILL BE THE HIGHEST PER SHARE CONSIDERATION PAID TO ANY OTHER STOCKHOLDER PURSUANT TO THE OFFER.

     A Notification and Report Form with respect to the Offer has been filed on behalf of Parent under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after the date Parent's form is filed, unless early termination of the waiting period is granted. Before such time, however, the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or the United States Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from Parent. If such request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance by Parent with such request. See Section 15 hereof for additional information concerning the HSR Act and applicability of the antitrust laws to the Offer.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. Payment for Shares accepted pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to such tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY PURCHASER FOR THE TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If, for any reason whatsoever, Purchaser is delayed in its acceptance for payment of or payment for any Shares tendered pursuant to the Offer, or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after termination or withdrawal of the tender offer), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that under the Offer tendering stockholders are entitled to exercise and duly exercise withdrawal rights as described in Section 4.

     If any tendered Shares are not purchased pursuant to the Offer, certificates for any such Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility (as defined in Section 3) pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as is practicable after the expiration or termination of the Offer.

     Purchaser reserves the right to transfer or assign, in whole at any time or in part from time to time, to one or more of its affiliates or the affiliates of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, subject to the conditions to such assignment set forth in the Merger Agreement. Any such transfer or assignment will not relieve Parent or Purchaser of their obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURES FOR TENDERING SHARES.

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (i) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either the certificates for tendered Shares must be received by the Depositary at one of its addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer described below (and a Book-Entry Confirmation must be received by the Depositary), in each case, prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry transfer of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal.

     If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made, or certificates for Shares not accepted for payment or not tendered are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the names of the registered holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     If the certificates for Shares are forwarded separately to the Depositary, a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, must accompany each such delivery.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are satisfied:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for (or a Book-Entry Confirmation with respect to) all tendered Shares, in proper form for transfer together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market (the "Nasdaq National Market") operated by the National Association of Securities Dealers, Inc. (the "NASD") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by telegram, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provisions hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to such Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY PURCHASER FOR THE TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment as Proxy. By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all non-cash dividends, distributions, rights or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer as provided herein. Upon such acceptance for payment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares and other securities or rights will, without further action, be revoked, and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby, with respect to the Shares and other securities or rights for which the appointment is effective, be empowered to exercise all voting and other rights with respect to such Shares or other securities or rights, including, without limitation, in respect of any annual, special, adjourned or postponed meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders then scheduled.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or if the acceptance for payment of, or payment for, such Shares may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalty of perjury that such number is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign the main signature line on the Letter of Transmittal and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the Letter of Transmittal.

4.  WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, in any event, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 19, 1999 pursuant to the provisions of the Exchange Act.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must also be submitted to the Depositary, and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with such withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to be validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. The tax consequences of such receipt may vary depending upon, among other things, the particular circumstances of the stockholder.

     In general, a stockholder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such stockholder's adjusted tax basis in such Shares. Provided that the Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and any capital gain will currently be subject to a maximum tax rate of 20% if the stockholder is an individual and has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Offer or the Merger.

     A STOCKHOLDER (OTHER THAN CERTAIN EXEMPT STOCKHOLDERS) WHO TENDERS SHARES MAY BE SUBJECT TO 31% BACKUP WITHHOLDING UNLESS THE STOCKHOLDER PROVIDES HIS OR HER TIN AND CERTIFIES UNDER PENALTY OF PERJURY THAT SUCH NUMBER IS CORRECT AND THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP WITHHOLDING. A STOCKHOLDER WHO DOES NOT FURNISH HIS OR HER CORRECT TIN MAY BE SUBJECT TO A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE. EACH STOCKHOLDER SHOULD COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED AS PART OF THE LETTER OF TRANSMITTAL SO AS TO PROVIDE THE INFORMATION AND CERTIFICATION NECESSARY TO AVOID BACKUP WITHHOLDING.

     If backup withholding applies, the payor is required to withhold 31% from payments. This is not an additional tax; the amount of the backup withholding can be credited against the tax liability of the person subject to the backup withholding. If backup withholding results in an overpayment of tax, a refund can be obtained upon filing an income tax return.

     THE DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON EXISTING LAW AS OF THE DATE OF THIS OFFER TO PURCHASE. THIS DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF STOCKHOLDERS, INCLUDING STOCKHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN ENTITIES, OR ENTITIES THAT ARE OTHERWISE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (SUCH AS INSURANCE COMPANIES, TAX-EXEMPT ENTITIES, DEALERS IN SECU-

RITIES AND REGULATED INVESTMENT COMPANIES). STOCKHOLDERS OF THE COMPANY
ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER (INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND POSSIBLE CHANGES IN SUCH TAX LAWS, WHICH MAY HAVE RETROACTIVE EFFECT).

6.  PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "RIVL." The following table sets forth, for the periods indicated, the high and low sales price per Share as reported by the Nasdaq National Market and as reported in published financial sources.

                                                                SALES PRICE
                                                              ----------------
                                                               HIGH      LOW
Fiscal 1997:
  First Quarter ended September 30, 1996....................  $23.25    $17.75
  Second Quarter ended December 31, 1996....................   24.88     21.25
  Third Quarter ended March 31, 1997........................   24.31     21.00
  Fourth Quarter ended June 30, 1997........................   21.88     13.50
Fiscal 1998:
  First Quarter ended September 30, 1997....................  $20.38    $14.13
  Second Quarter ended December 31, 1997....................   16.50     12.75
  Third Quarter ended March 31, 1998........................   17.25     13.00
  Fourth Quarter ended June 30, 1998........................   18.00     13.00
Fiscal 1999:
  First Quarter ended September 30, 1998....................  $14.13    $ 8.00
  Second Quarter through December 16, 1998..................   13.63      6.63

     On November 24, 1998, the next-to-last full trading day before the Company's announcement that it had retained the Financial Advisor to assist it in evaluating an acquisition proposal, the last reported sales price of the Shares on the Nasdaq National Market was $7.38 per Share. On December 16, 1998, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the Nasdaq National Market was $11.19 per Share. On December 22, 1998, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the Nasdaq National Market was $13.19 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Company paid aggregate cash dividends of $0.24 per Share in fiscal 1997 and $0.26 per Share in fiscal 1998. On each of September 15, 1998, and December 15, 1998, the Company paid quarterly cash dividends of $0.07 per Share. The Merger Agreement prohibits the payment of additional cash dividends by the Company without Parent's prior written consent. Parent does not currently intend to permit the payment of dividends on the Shares prior to the Merger.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ QUOTATION AND EXCHANGE ACT REGISTRATION.

     The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Nasdaq Quotation. The Shares are currently included in the Nasdaq National Market. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market (the top tier of The Nasdaq Stock Market), which requires that an issuer have at least 200,000 publicly held shares, held by at least 400 stockholders or

300 stockholders of round lots, with a market value of at least $1,000,000. If these standards are not met, the Shares might nevertheless continue to be included in The Nasdaq Stock Market with quotations published in the Nasdaq's "additional list" or in one of the "local lists," but if the number of holders of the Shares were to fall below 300, or if the number of publicly held Shares were to fall below 100,000 or there were not at least two registered and active market-makers for the Shares, the NASD's rules provide that the Shares would no longer be "qualified" for reporting in The Nasdaq Stock Market and The Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose. According to the Company's transfer agent, as of December 17, 1998, there were approximately 170 holders of record of Shares and 9,294,227 Shares were outstanding. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NASD for inclusion in the Nasdaq National Market or in any other tier of The Nasdaq Stock Market and the Shares are no longer included in the Nasdaq National Market or in any other tier of The Nasdaq Stock Market, as the case may be, the market for the Shares could be adversely affected.

     In the event that the Shares no longer meet the requirements of the NASD for quotation through any tier of The Nasdaq Stock Market, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would however, depend upon such factors as the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange, quoted on an automated inter-dealer quotation system or held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) of the Exchange Act and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for such termination are met.

     If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be reported on The Nasdaq Stock Market and the registration of the Shares under the Exchange Act will be terminated following consummation of the Merger.

     Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board, and therefore could no longer be used as collateral for loans made by brokers. In any event, the Shares will cease to be "margin securities" if registration of the Shares under the Exchange Act is terminated.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY.

     General. The information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

     The Company is a Delaware corporation with its principal executive offices located at 800 E. 101st Terrace, Kansas City, Missouri, 64131. The following description of the Company's business is summarized from the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (the "Company's 1998 10-K").

     The Company is a leading designer, manufacturer and marketer of a variety of products including small kitchen and personal care appliances such as Crock-Pot(R) slow cookers, can openers and massagers; products for the home environment including space heaters, air purifiers, showerheads, utility pumps, humidifiers and fans; and building supply and industrial products such as household ventilation, door chimes, ceiling fans and industrial fans.

     The Company distributes the Rival(R), Rival Select(R), Simer(R), Pollenex(R), Patton(R), Bionaire(R), and White Mountain(R) product lines to substantially all major retail outlets in the U.S. and Canada, including such mass merchants as Kmart, Target and Wal-Mart; hardware/home centers such as Ace Hardware, Home Depot and Home Quarters; department stores, catalog showrooms and warehouse clubs. The Company also sells Patton commercial fans and building supply and home products to industrial and electrical dealers and distributors. The Company has focused its resources to provide its customers with superior service, product innovation and marketing support. To accomplish this, the Company has developed automated ordering, shipping, invoicing and data storage and retrieval systems that are linked to the retailers "point-of-sale" systems. These automated systems are supported by close coordination between the traffic, warehousing, sales support and finance departments of the retailer and the Company.

     The Company manufactures at least 60% of the products it sells. Its manufacturing facilities (all of which are located in the U.S.) produce electric motors, molded plastic components, screw machine parts, stampings and stoneware. The Company believes that the ability to manufacture the majority of its products in North America is one of the Company's fundamental strengths. Manufacturing capability gives the Company flexibility, bargaining power with third party vendors, quality control, and quick response time.

     Selected Financial Information. Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived from the (i) audited financial information of the Company contained in the Company's 1998 10-K and (ii) the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998. More comprehensive financial information is included in the Company's 1998 10-K and other documents filed with the Commission, and the following information is qualified in its entirety by reference to the Company's 1998 10-K and other documents, including the financial information and related notes contained therein. The Company's 1998 10-K and such other documents may be inspected and copies may be obtained from the offices of the Commission or the Nasdaq National Market in the manner set forth on the following page under "Available Information."

                               THE RIVAL COMPANY

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                             THREE MONTHS ENDED
                                              FISCAL YEAR ENDED JUNE 30,        SEPTEMBER 30,
                                            ------------------------------   -------------------
                                              1996       1997       1998       1997       1998
                                                                                 (UNAUDITED)
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales.................................  $313,864   $376,465   $376,919   $96,697    $80,052
Cost of sales.............................   230,207    278,455    281,043    71,119     62,410(2)
                                            --------   --------   --------   -------    -------
Gross profit..............................    83,657     98,010     95,876    25,578     17,642
Selling, general and administrative
  expenses................................    50,561     63,809     63,251    16,254     15,108
Restructuring expenses....................        --      3,000         --        --      4,887(2)
Amortization of goodwill and other
  intangible assets.......................     2,432      3,069      2,894       779        685
                                            --------   --------   --------   -------    -------
Operating income (loss)...................    30,664     28,132     29,731     8,545     (3,038)
Interest expense..........................     7,117     10,081     10,099     2,587      2,484
Other expenses............................       295         21      3,875         3        345
                                            --------   --------   --------   -------    -------
Earnings (loss) before income taxes.......    23,252     18,030     15,757     5,955     (5,867)
Income tax expense........................     9,013      7,345      6,550     2,229     (2,033)
                                            --------   --------   --------   -------    -------
Net earnings (loss).......................  $ 14,239   $ 10,685   $  9,207   $ 3,726    $(3,834)
                                            ========   ========   ========   =======    =======
Net earnings (loss) per share (Basic).....  $   1.46   $   1.10   $   0.98   $  0.39    $ (0.41)
                                            --------   --------   --------   -------    -------
Net earnings (loss) per share (Diluted)...  $   1.43   $   1.08   $   0.96   $  0.39    $ (0.41)
                                            --------   --------   --------   -------    -------
Weighted average common shares
  outstanding.............................     9,725      9,684      9,422     9,449      9,348
                                            --------   --------   --------   -------    -------
Weighted average common and common
  equivalent shares outstanding(1)........     9,950      9,895      9,582     9,663      9,348
                                            --------   --------   --------   -------    -------
Earnings excluding litigation and
  restructuring charges(2)................  $ 14,239   $ 12,755   $ 12,186   $ 3,726    $   914
                                            --------   --------   --------   -------    -------
Dividends per share.......................  $   0.20   $   0.24   $   0.26   $  0.06    $  0.07
                                            --------   --------   --------   -------    -------

                                                AT JUNE 30,                 AT SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1996        1997        1998        1997        1998
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Working capital.....................  $ 91,396    $ 84,819    $ 89,607    $ 88,537    $ 86,407
Total assets........................   288,251     298,605     292,114     322,956     299,928
Long-term debt (less current
  portion)..........................    88,000      84,000      78,000      84,000      78,000
Stockholders' equity................   106,148     110,390     116,615     113,525     110,791

------------------------------
(1) Stock options are included as common stock equivalents.

(2) Excludes certain litigation in fiscal 1998, a restructuring loss in fiscal 1997 relative to the Company's Montreal, Quebec manufacturing, distribution and administrative functions and a restructuring loss in the first quarter of fiscal 1999 relative to the closing of three locations in North Carolina and Indiana. The pre-tax restructuring loss of $7,720,000 for the first quarter of fiscal 1999 consisted of a charge of $2,833,000 to cost of sales and $4,887,000 in selling, general and administrative expenses.

     Available Information. The Company is subject to the informational and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the

Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at prescribed rates at the following regional offices of the Commission: Seven World Trade Center, Suite 3300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the world wide web at http://www.sec.gov that contains reports, proxy statements and other information regarding companies that file electronically with the Commission. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

9.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT.

     Purchaser. Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent. Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not expected that Purchaser will have any significant assets or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Due to the fact that Purchaser is newly formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     Parent. Holmes Products Corp. (referred to herein as "Parent") is a leading developer, manufacturer and marketer of quality branded home comfort products, including fans, heaters, humidifiers and air purifiers. In addition, Parent markets and distributes dehumidifiers and a variety of decorative and home office lighting products, as well as various replacement filters and accessories for its products.

     Parent's products are sold to consumers through major retail channels, including mass merchants, do-it-yourself home centers, warehouse clubs, hardware stores and national drugstore chains. Representative customers include Wal-Mart, Kmart, Target, Home Depot, Costco, BJ's Wholesale Club, TruServ (formerly True Value and ServiStar) and Walgreens. Parent believes that the strength and breadth of its retail account base provide a competitive advantage with respect to shelf space, penetration of the consumer market and brand recognition. Parent's focus on product innovation to meet consumer needs, as well as its focus on customer service, has contributed to its success in the home comfort market.

     Parent was founded in 1982 by its current Chief Executive Officer, Jordan
A. Kahn, an innovator in the home comfort market with over 30 years of industry experience. Parent opened its first manufacturing facility in China in 1989, and currently operates two facilities in China where it manufactures its products and electric motors for use in its products. Parent also produces electric motors for manufacturers of other electric products. Parent's vertically integrated manufacturing facilities provide Parent with control over the production process and product quality. These facilities also enhance operational flexibility and allow Parent to respond quickly to changes in consumer demand and to specialized production needs. Parent maintains offices in Hong Kong and Taiwan that are responsible for sourcing raw materials, processing orders and shipping Parent's products. Parent coordinates product development, marketing, sales and distribution from its Milford, Massachusetts headquarters. Parent markets and distributes products primarily under the Holmes(R) brand name.

     Parent is a Massachusetts corporation. The common stock of Parent is privately held by affiliates of Berkshire Partners LLC ("Berkshire"), management and other employees of Parent, and certain other investors. The executive offices of Purchaser and Parent are located at 233 Fortune Boulevard, Milford, Massachusetts, 01757.

     Set forth below is (i) certain selected consolidated financial information with respect to Parent as of and for the years ended December 31, 1995, 1996 and 1997 which has been derived from audited consolidated financial statements of Parent and (ii) certain unaudited consolidated financial information as of and for the nine months ended September 30, 1997 and 1998 which has been derived from unaudited consolidated financial statements of Parent. Results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. More comprehensive financial information is included in the historical consolidated financial statements of Parent included in Parent's Registration Statement on Form S-4 (Commission File No. 33-44473) and in Parent's quarterly reports on Form 10-Q filed with the Commission by Parent. Such filings may be examined and copies may be obtained at the places and in the manner set forth under "Available Information" in Section 8. The following summary is qualified in its entirety by reference to such other documents, including the financial information and related notes contained therein.

           HOLMES PRODUCTS CORP. SELECTED CONSOLIDATED FINANCIAL DATA

                                                                           NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1995        1996      1997(1)       1997        1998
                                                                              (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...........................  $178,132    $194,331    $192,153    $136,767    $157,602
Cost of goods sold..................   141,226     145,915     136,740     102,442     110,523
                                      --------    --------    --------    --------    --------
  Gross Profit......................    36,906      48,416      55,413      34,325      47,079
Selling, general and administrative
  expenses..........................    22,500      27,308      36,530(2)   21,432      26,514
Product development expenses........     3,154       5,520       5,463       3,637       4,738
                                      --------    --------    --------    --------    --------
  Operating profit..................    11,252      15,588      13,420       9,256      15,827
Interest expense, net...............     5,219       6,491       7,096       4,724      10,369
Other (income) expense, net.........      (337)       (319)         56          42        (268)
                                      --------    --------    --------    --------    --------
  Income before income taxes and
     minority interest..............     6,370       9,416       6,268       4,490       5,726
Income tax expense..................     2,614       2,787       2,196         292         873
Minority interest in net income of
  majority-owned subsidiaries(3)....       518         408         225         220          --
                                      --------    --------    --------    --------    --------
  Net income........................  $  3,238    $  6,221    $  3,847    $  3,978    $  4,853
                                      ========    ========    ========    ========    ========

                                              AT DECEMBER 31,               AT SEPTEMBER 30,
                                      --------------------------------    --------------------
                                        1995        1996        1997        1997        1998
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...........  $  3,368    $  4,462    $  5,141    $  8,149    $  5,738
Working capital (deficit)(4)........    (6,770)     (2,883)     78,318         850      74,941
Total assets........................   118,524     128,286     135,165     135,310     139,194
Long-term debt......................       217         737     134,294         890     124,820
Stockholders' equity (deficit)......    11,487      17,708     (24,991)     21,686     (19,457)

------------------------------
(1) In November, 1997, Parent and Berkshire consummated a leveraged recapitalization of Parent in which affiliates of Berkshire, certain members of Parent's senior management and certain other investors made an equity investment in Parent. Parent used the equity proceeds, proceeds of a $105 million offering of Senior Subordinated Notes due 2007, borrowings under a $100 million senior credit facility and available cash to redeem a portion of the common stock held by Parent's prior majority owner, to repay certain outstanding indebtedness and to pay fees and expenses of the recapitalization transaction.

(2) Includes approximately $6 million of incremental incentive compensation expense which was paid to certain executives in conjunction with the November, 1997 recapitalization of Parent.

(3) In May and June, 1997, Parent repurchased the 30% minority interest held by certain stockholders in one of Parent's subsidiaries for a total of $900,000.

(4) Parent's working capital deficit prior to the November, 1997 recapitalization reflected the inclusion of trade financing to fund the working capital needs of the business under Parent's prior ownership.

     The name, citizenship, business address, present principal occupation or employment and five-year employment history for each of the directors and executive officers of Purchaser and Parent are set forth in Schedule I hereto.

     None of Parent, Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns or has the right to acquire, directly or indirectly, any Shares, and none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

     Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in
Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, has had any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission.

     Except as set forth in this Offer to Purchase, since the commencement of the Company's third full fiscal year prior to the date hereof, there have been no contacts, negotiations or transactions between Parent or Purchaser, or their respective subsidiaries, or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

10.  SOURCE AND AMOUNT OF FUNDS.

     Parent and Purchaser will require approximately $129 million to purchase all the outstanding Shares pursuant to the Offer, and to make cash payments to the holders of each outstanding unexercised stock option which is exercisable at a price less than or equal to $13.75 per Share. In addition, Purchaser will require approximately $200 million in additional funds to (i) repay the outstanding indebtedness of the Company of approximately $156 million, (ii) to refinance certain existing indebtedness of Parent, and (iii) to pay fees and expenses related to the Offer and the Merger. The total amount of financing required is approximately $330 million. Funding will be provided through (1) the issuance of $50 million of common stock of Parent to two investment funds affiliated with Berkshire Partners LLC ("Berkshire"), members of management and certain other co-investors, (2) the incurrence of approximately $250 million of indebtedness under a new credit facility to be provided by BankBoston, N.A. ("BankBoston"), as lender and as agent for a syndicate of other lenders, and (3) the issuance of an additional $30 million in principal amount of Parent's 9 7/8% Senior Subordinated Notes due 2007, to be issued in a private placement pursuant to Rule 144A ("Rule 144A") promulgated under the Securities Act. The exact amount of bank indebtedness to be incurred will depend on the outstanding cash and loan balances of Parent, Purchaser and the Company at the time of the consummation of the Offer.

  PARENT COMMON STOCK ISSUANCE

     Pursuant to a financing commitment letter dated December 10, 1998, Berkshire Fund IV, Limited Partnership, the principal stockholder of Parent, and Berkshire Fund V, Limited Partnership (together, the "Berkshire Funds"), which are private equity investment funds sponsored by Berkshire, have agreed to purchase up to $50 million of shares of common stock of Parent in a private placement (the "Private Placement"). It is anticipated that certain of the other existing shareholders of Parent, as well as certain members of Parent's management, will participate with the Berkshire Funds in such investment. The principal conditions to the Private Placement are funding of the bank and note financings described below and consummation of the Offer and/or the Merger in accordance with the terms and provisions of the Merger Agreement.

  BANK FINANCING

     Pursuant to a commitment letter (the "Bank Commitment"), dated December 8, 1998, from BankBoston and BancBoston Robertson Stephens Inc., as arranger ("BRS"), BankBoston has agreed to provide Parent, Purchaser, the Company and their subsidiaries (collectively, the "Borrowers") up to $325 million of senior bank credit facilities, subject to the terms and conditions set forth in the Bank Commitment. The senior bank credit facilities will be comprised of a tranche A term loan of $50 million and a tranche B term loan of $75 million (collectively, the "Term Loan Facility") and a revolving credit facility of up to $200 million (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities"). The Credit Facilities will be secured by substantially all of the assets of the Borrowers, and a pledge of stock of the subsidiaries of Parent, including all Shares of the Company acquired in the Offer and the Merger.

     Conditions. The Bank Commitment is subject to usual and customary conditions to initial funding, including funding of the Private Placement and the Note Financing described below, tender (without withdrawal) pursuant to the Offer of at least 70% of the outstanding Shares and consummation of the Offer, no material adverse change in the assets, business or financial condition of Parent or its subsidiaries, or the assets and business of the Company or the ability of Parent or its subsidiaries to perform their respective obligations described in the Bank Commitment, and satisfactory evidence of solvency. The Bank Commitment is also conditioned on the ratio of the Borrowers' total funded debt to combined trailing four quarters EBITDA (earnings before interest, taxes, depreciation and amortization) at closing, after giving effect to borrowings at closing, not exceeding 5.75:1. This condition would be satisfied based upon the combined EBITDA of the Borrowers for the four quarters ended September 30, 1998. In addition, the funding of the Bank Commitment is subject to there being no material adverse litigation (other than existing litigation), no material adverse changes in governmental regulation or policy affecting BankBoston, BRS, Parent or its subsidiaries (including the Company) and no material adverse change or material disruption in the syndication, financial or capital markets.

     Maturity; Amortization. The tranche A term loans will have a final maturity date of six years after the date of the initial funding under the Credit Facilities (the "Closing Date"), and will be amortized in quarterly installments in specified increments over the term. The tranche B term loans will have a final maturity date of eight years after the Closing Date with quarterly amortization in specified increments over the term. The Revolving Credit Facility will have a final maturity date of six years after the Closing Date. Repayment of the Term Loans will be provided out of the cash flow of the Borrowers or proceeds of further debt or equity financings, and the Revolving Credit Facility will either be extended at maturity, or refinanced through further debt or equity financings, although Parent has no commitments for any such extension or refinancings at the present time.

     Interest. The Revolving Credit Facility and the tranche A term loan will bear interest, at Parent's option, at the Alternate Base Rate (as defined below) or a LIBOR rate, plus specified margins based on the ratio of Borrowers' Total Debt to EBITDA (each as defined therein). The Alternate Base Rate will be the greater of BankBoston's base rate as announced from time to time and the federal funds effective rate plus 0.50%. The applicable margins will initially be set at the Alternate Base Rate plus 1.25% or the LIBOR rate plus 3.00%. Interest on the tranche B term loan will bear interest, at Parent's option, at the Alternate Base Rate plus 1.75% or LIBOR plus 3.50%.

     Modification of Terms. The Bank Commitment is not contingent on syndication to other lenders; however, BankBoston or BRS may, after consultation with Parent, propose additional or different terms to the Credit Facilities, so long as the aggregate amount of the Credit Facilities is not reduced, and the interest rate and fees applicable to the Credit Facilities are not increased by more than 100 basis points.

     Additional Terms and Conditions. The Credit Facilities will provide for customary additional terms and conditions, including: (1) restrictions on the Borrowers' activity with respect to capital expenditures, liens, negative pledges, additional indebtedness, contingent liabilities, investments, dividends, distributions and management fees, affiliate transactions, mergers, acquisitions, joint ventures, asset sales and sale leasebacks; (2) restrictions on the Borrowers' ability to voluntarily prepay indebtedness other than under the Credit Facilities; (3) ERISA and environmental covenants; (4) satisfactory insurance requirements; and (5) customary events of default, including without limitation, a cross default to other indebtedness and a change of control default.

     The Credit Facilities will also require Parent to maintain certain customary financial ratios, measured on a consolidated basis, including without limitation minimum interest coverage ratios and maximum ratios of total debt to EBITDA.

  NOTE FINANCING

     Parent issued $105 million principal amount of Senior Subordinated Notes due 2007 pursuant to a private placement in November, 1997, which notes were subsequently exchanged for notes (the "Existing Notes") registered pursuant to an effective registration statement filed under the Securities Act. Pursuant to a Commitment Letter dated December 17, 1998 (the "Note Purchase Commitment"), BRS and Lehman Brothers Inc. ("Lehman") (and together, the "Note Purchasers") committed to place or purchase, pursuant to a private placement under Rule 144A, an additional $30 million of principal amount of a series of notes substantially similar to the Existing Notes (the "New Notes").

     Conditions. The obligation of the Note Purchasers to place or purchase the Senior Notes is subject to usual and customary terms and conditions, including no material adverse change since the date of Parent's or the Company's most recent financial statements filed with the Commission in the business or financial condition of Parent or the Company and its subsidiaries, taken as a whole; the satisfaction of the Note Purchasers with any material changes to the terms and conditions of the Offer and Merger and the Private Placement subsequent to December 17, 1998, including without limitation, satisfaction with the pro forma capitalization and results of operations of Parent; the absence of any material adverse litigation; there being no material adverse change in governmental regulation or policy affecting the purchase or placement of the New Notes; and there being no material adverse change or material disruption in the syndication, financial or capital markets that could materially adversely impair the remarketing or sale of the New Notes.

     Terms of New Notes. The principal of the New Notes shall be due and payable in full on November 15, 2007. The stated interest rate of the New Notes will be 9 7/8% per annum. However, the effective interest rate on the New Notes is expected to be higher, and will depend on the pricing option selected by Parent and market conditions existing at the time. Interest on the New Notes will be payable semi-annually on May 15 and November 15 while the New Notes are outstanding. The New Notes will not be redeemable prior to November 15, 2002, except that up to 35% of the New Notes may be redeemed, at a premium equal to the interest rate on the New Notes, with the proceeds of the issuance of equity securities of Parent. Thereafter, the New Notes may be redeemed at Parent's option, in whole or in part, at any time and from time to time, at a premium to the principal amount which shall decline to zero on the ninth anniversary of the date of issuance. The New Notes will be senior subordinated obligations of Parent ranking pari passu in right of payment with all other senior subordinated indebtedness of Parent, including without limitation, the Existing Notes. Upon the occurrence of a "Change of Control," Parent would be required to offer to purchase the New Notes at 101% of face amount plus accrued interest to the purchase date. Parent has no current arrangements for the repayment of the New Notes on their maturity in 2007.

     The indenture governing the New Notes will be materially consistent with the terms and conditions of the indenture governing the Existing Notes, and will contain certain covenants typical for securities of this type, including covenants limiting the ability of Parent and its subsidiaries to incur additional indebtedness, make certain restricted payments, effect certain sales of assets, effect mergers and consolidations, engage in transactions with affiliates, restrict the ability of subsidiaries to make certain distributions on their capital stock and engage in certain other transactions, or grant liens or security interests on their assets.

     Although the New Notes will initially be issued in an offering under Rule 144A, Parent will be obligated to either register the New Notes or exchange the New Notes for registered notes with equivalent terms.

     The New Notes will be guaranteed by all of Parent's domestic subsidiaries, including the Company. The New Notes will be unsecured.

     THIS OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY OF THE PARENT'S COMMON STOCK TO BE ISSUED IN THE PRIVATE PLACEMENT OR ANY OF THE NEW NOTES.

11.  BACKGROUND OF THE OFFER.

     In late 1997, Jordan A. Kahn, President and Chief Executive Officer of Parent, telephoned Thomas K. Manning, Chairman and Chief Executive Officer of the Company, to arrange a meeting regarding a possible business combination transaction between their two companies. Messrs. Kahn and Manning met on December 15, 1997 and discussed the potential benefits of a combination of the two companies.

     In January, 1998, Mr. Manning and William L. Yager, President and Chief Operating Officer of the Company, met with Mr. Kahn and with Richard K. Lubin and Randy Peeler, Managing Director and Vice President, respectively, of Berkshire, which holds a majority equity interest in Parent. During the course of this meeting, they discussed the outlines of a possible combination in which the surviving company would be a public company. In March, 1998, these individuals met with Todd Goodwin, a Director of the Company, to further discuss this matter. No share price was proposed at these meetings. Mr. Manning subsequently informed Mr. Kahn that the Company's Board of Directors was not inclined to pursue such a transaction at that time.

     No further discussions were held between Parent and the Company for a period of approximately five months. During this time, Parent considered a number of other acquisition opportunities, none of which were pursued.

     In August, 1998, representatives of Parent and the Company resumed discussions, this time concerning Parent's interest in a possible leveraged acquisition of the Company for cash. At this time, DLJ began serving as Parent's financial advisor to assist it in evaluating and structuring a potential transaction with the Company. On August 31, 1998, Messrs. Manning and Yager met in Kansas City with representatives of Parent, Berkshire and DLJ to discuss a cash acquisition of the Company by Parent.

     On September 1, 1998, Parent sent a letter to the Company proposing a tender offer and second-step merger pursuant to which stockholders of the Company would receive $17.00 for each Share tendered by them. Parent's proposal was based upon publicly available information, before due diligence, as well as Parent's expectations regarding the Company's level of indebtedness and the sources of financing then available. At this time, the Share price had declined from above $13.00 in early August, 1998 to a closing price of $10.00 as of August 31, 1998.

     In mid-September, 1998, Mr. Manning informed Mr. Kahn that he had discussed with the Company's Board of Directors the proposed transaction with Parent and that the Board of Directors had authorized the engagement of the Financial Advisor to analyze the transaction on behalf of the Company.

     On October 1, 1998, a meeting was held in Boston among representatives of Parent, Berkshire, the Company and their respective financial advisors. At this meeting, Parent executed a letter agreement with the Financial Advisor, on behalf of the Company, with respect to the nondisclosure of confidential information provided to Parent and its representatives (the "Confidentiality Agreement"). Parent also agreed, among other things, not to engage in a takeover attempt not supported by the Company's Board of Directors.

     During this period, the closing market price of the Shares continued to decline, from $10.875 on September 15, 1998, to $8.00 on October 1, 1998, and to $7.625 on October 15, 1998, the date the Company released its financial results for the first quarter of fiscal 1999, reporting lower sales and earnings than in the comparable quarter of fiscal 1998.

     During the week of October 12, 1998, representatives of Parent and members of Parent's legal and accounting firms visited the offices of the Company's legal and accounting firms in order to begin a due diligence review of the Company. On October 30, 1998, an initial draft of an Agreement and Plan of Merger was distributed to the Company and its representatives.

     Parent and Berkshire continued their due diligence review and discussions with prospective financing sources throughout November, 1998. At a meeting with the Financial Advisor on November 19, 1998, DLJ indicated that Parent would not be inclined to proceed with a transaction at a price greater than $13.00 per Share. On Tuesday, November 24, 1998, the Company's Board of Directors responded with a counter-proposal of $15.00 per Share.

     On Friday, November 27, 1998, in response to rumors in the financial marketplace regarding a possible acquisition of the Company, the Company publicly announced that it had engaged the Financial Advisor to assist it in evaluating an acquisition proposal it had received. On this date, Parent proposed to the Company a price of $14.00 per Share, subject to completion of due diligence matters. Over the Thanksgiving weekend, the Company informed Parent that based upon discussions with certain members of the Company's Board of Directors, the Board might be agreeable to a transaction at $14.00 per Share, subject to the negotiation of a satisfactory merger agreement and Parent's obtaining satisfactory written financing commitments.

     On December 1 and 2, 1998, Ira Morgenstern, Parent's Senior Vice President--Finance, met in Boston with Messrs. Yager and W. Mark Meierhoffer, the Company's Chief Financial Officer, along with their respective financial and legal advisors and representatives of Berkshire, to begin negotiating the terms of a definitive merger agreement. At the same time, Parent and Berkshire were negotiating with prospective financing sources regarding the terms and conditions of the commitments for the Financing. Mr. Kahn also met again with Mr. Manning.

     During the week of December 7, 1998, the parties continued to negotiate the terms of the proposed merger agreement while Parent completed its due diligence review. On Sunday, December 13, 1998, Parent proposed a revised price of $13.25 per Share, based in part on the results of its due diligence and the Company's performance.

     The Company's Board of Directors met on Monday and Tuesday, December 14 and 15, 1998, to consider Parent's revised proposal. On Tuesday afternoon, the Financial Advisor informed DLJ that the Board of Directors had voted to approve the proposed transaction at a price of $13.75 per Share, subject to the completion of a satisfactory merger agreement, and that the Board would not consider any lower price. Later that day, the Company's counsel proposed revisions to the merger agreement that would be acceptable to the Company's Board of Directors.

     Over the next 36 hours, the parties negotiated the final terms of the Merger Agreement and the Tender and Voting Agreement. On Thursday, December 17, 1998, the Merger Agreement and the Tender and Voting Agreement were finalized and executed by the respective parties thereto, Parent accepted and executed the commitments for the Financing, and Parent and the Company issued a joint press release announcing the transaction.

     On December 23, 1998, Purchaser commenced the Offer.

12. PURPOSE OF THE OFFER AND THE MERGER; THE MERGER AGREEMENT; OTHER AGREEMENTS; PLANS FOR THE COMPANY; OTHER MATTERS.

  PURPOSE OF THE OFFER AND THE MERGER

     The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate Purchaser's acquisition of all the outstanding Shares and to increase the likelihood that the Merger will be completed promptly.

  THE MERGER AGREEMENT

     The Merger. The Merger Agreement provides that, following consummation of the Offer and following the satisfaction or waiver of the conditions described below under "Conditions to the Merger," and in accordance with Delaware law, that Purchaser will be merged with and into the Company with the Company surviving the Merger. Upon consummation of the Merger, each outstanding Share (other than Shares held by stockholders who properly demand their appraisal rights under Delaware law, Shares held in the Company's treasury and Shares owned by Parent or Purchaser) will be converted into the right to receive the cash price per Share paid pursuant to the Offer, without interest thereon.

     Vote Required to Approve Merger. Under the DGCL, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the Board of Directors of the Company (with one director absent) has unanimously approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby as required under the DGCL. Therefore, unless the Merger is consummated pursuant to the "short-form" merger provisions under the DGCL described below under "Short-Form Merger" (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding Shares. In the event that Parent and Purchaser acquire in the aggregate at least a majority of the outstanding Shares, the vote of no other stockholder of the Company will be required to approve the Merger and the Merger Agreement.

     Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of another corporation, the corporation holding such stock may merge such other corporation into itself, or merge itself into such other corporation, without any action or vote on the part of the stockholders by vote of its directors (a "short-form merger"). In the event that Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, then, at the election of Parent, a short-form merger may be effected without any approval of the stockholders of the Company by a vote of the Board of Directors of Purchaser, subject to compliance with the provisions of Section 253 of the DGCL. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Purchaser may seek to purchase additional shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires at least 90% of the outstanding Shares, Purchaser may, and intends to, effect the Merger without approval of any other stockholder of the Company.

     Stockholders' Meeting. Pursuant to the Merger Agreement, following the expiration of the Offer (or at such earlier time as the parties shall mutually agree), the Company will promptly take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and By-Laws to duly call, give notice of, and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the adoption and approval of the Merger Agreement and the Merger and all actions contemplated thereby which require approval and adoption by the Company's stockholders, unless the Merger may be effected as a "short-form merger" as described above under "Short-Form Merger," or pursuant to written consents in lieu of a meeting.

     The Merger Agreement provides that under certain circumstances, if more than 50% of the then-outstanding Shares shall have been validly tendered in the Offer and not withdrawn, upon the written request of either Parent or the Company following the expiration of the Offer without the purchase of any Shares thereunder, the parties shall nevertheless proceed to call and convene the Stockholders' Meeting and undertake in an expeditious manner the efforts required to consummate the Merger.

     The Merger Agreement provides that the Company will, if required by applicable law to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement (the "Proxy Statement") and will use its commercially reasonable best efforts to respond to the comments of the Commission concerning the Proxy Statement and to cause the Proxy Statement to be mailed to the

Company's stockholders, in each case as soon as reasonably practicable. The Company will use its best efforts to cause to be included as an exhibit to the Proxy Statement, the fairness opinion of the Financial Advisor. Parent has agreed to cause all of the shares of capital stock of the Company held by Parent and/or Purchaser to be voted, either in person or by proxy, in favor of the adoption and approval of the Merger Agreement and the Merger at the Stockholders' Meeting.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver on or prior to the closing date of the Merger (the "Closing Date") of the following conditions, any and all of which may be waived, in whole or in part, jointly by Parent and the Company: (i) the Merger shall have been adopted and approved by the requisite vote of the holders of the outstanding Shares, if required under the DGCL, (ii) all filings required to be made prior to the time at which the Merger becomes effective (the "Effective Time") with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any governmental agency, board, commission, department or regulatory authority (each, a "Governmental Entity"), under the HSR Act which, either individually or in the aggregate, if not made or obtained would have a Company Material Adverse Effect (as defined below) or would prevent consummation of the Merger, shall have been made or obtained (as the case may be) and (iii) no temporary restraining order, judgment, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use their best efforts to have any such order or injunction vacated.

     For purposes of this description of the Merger Agreement, "Company Material Adverse Effect" means (1) having a material adverse effect upon the business, assets, properties, condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole, or (2) preventing the Company from consummating the transactions contemplated by the Merger Agreement.

     The obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction, or waiver by Parent on or prior to the Closing Date, of the following conditions: (1) the representations and warranties of the Company contained in the Merger Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of the Company that are not so qualified shall be true and correct in all material respects, individually and in the aggregate, as of the Closing Date as though made on and as of the Closing Date, except (A) for changes permitted or contemplated by the Merger Agreement, and (B) in the case of any breach of such representations and warranties, where such breach or breaches would not, individually or in the aggregate, have a Company Material Adverse Effect, (2) the Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company required to be performed or complied with by it under the Merger Agreement, except, in the case of any breach of any such obligation, agreement or covenant, where such breach or breaches would not, individually or in the aggregate, have a Company Material Adverse Effect, (3) the Company shall have furnished Parent with such certificates and other documents to evidence the fulfillment of the conditions set forth in this paragraph as Parent may reasonably request, (4) the Financing Condition shall have been satisfied, (5) all filings required to be made by the Company or its subsidiaries prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained by the Company or its subsidiaries prior to the Effective Time from, any Governmental Entities, which either individually or in the aggregate, if not made or obtained would have a Company Material Adverse Effect on or after the Effective Time or would prevent consummation of the Merger, shall have been made or obtained (as the case may be), (6) between the date of the Merger Agreement and the Effective Time, there shall not have been a material adverse change in the business, assets, properties, condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole and (7) the percentage of shares dissenting from the Merger in accordance with the DGCL shall not be greater than 10% of the aggregate number of Shares outstanding immediately prior to the Effective Time.

     The obligations of the Company to effect the Merger are further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date, of the following conditions: (1) the representations and warranties of Parent and Purchaser contained in the Merger Agreement that are qualified by materiality shall be true and correct, and the representations and warranties of Parent and Purchaser that are not so qualified shall be true and correct in all material respects, individually and in the aggregate, as of the Closing Date as though made on and as of the Closing Date, except (A) for changes permitted or contemplated by the Merger Agreement, and (B) in the case of any breach of such representations and warranties, where such breach or breaches would not, individually or in the aggregate, materially and adversely affect the consummation of the Merger, (2) Parent and Purchaser shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by them under the Merger Agreement, except, in the case of any breach of any such obligation, agreement or covenant, where such breach or breaches would not, individually or in the aggregate, materially adversely affect the consummation of the Merger,
(3) Parent shall have furnished the Company with such certificates and other documents to evidence the fulfillment of the conditions set forth in this paragraph as the Company may reasonably request and (4) all filings required to be made by Parent or its subsidiaries prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained by Parent or its subsidiaries prior to the Effective Time from, any Governmental Entities, which, either individually or in the aggregate, if not made or obtained would prevent consummation of the Merger, shall have been made or obtained (as the case may be).

     The conditions set forth in the preceding two paragraphs shall cease to be conditions to the obligations of any of the parties to the Merger Agreement if Purchaser shall have accepted for payment and paid for Shares validly tendered pursuant to the Offer. Additionally, no party to the Merger Agreement may rely on the failure of any condition set forth therein to be satisfied if such failure was caused by such party's failure to use commercially reasonable efforts to consummate the transactions contemplated by the Merger Agreement.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed not to, nor to authorize or permit any of its representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage any Third Party (as defined below) with respect to the submission of any Acquisition Proposal (as defined below) or (2) participate in any discussions or negotiations regarding, or furnish to any Third Party any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company (or, if applicable, a duly appointed committee thereof (the "Special Committee")) from: (i) furnishing information to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide Acquisition Proposal by such Third Party if, and to the extent that, the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary obligations under applicable law; (ii) withdrawing or modifying its recommendation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement following receipt of a bona fide unsolicited Acquisition Proposal if the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary obligations under applicable law; or (iii) making to the Company's stockholders any recommendation and related filing with the Commission as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other equally required action (including, without limitation, the making of public disclosures as may be necessary or advisable under applicable securities laws); and provided further, that, in the event of an exercise of the Company's or its Board of Directors' (or the Special Committee's) rights under clause (i), (ii) or (iii) above, notwithstanding anything contained in the Merger Agreement to the contrary, such action shall not constitute a breach of the Merger Agreement by the Company.

     The Company has agreed to provide immediate written notice to Parent of the receipt of any oral or written inquiry or proposal from a Third Party with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving the Company, or any purchase or other acquisition of all or substantially all of the assets or equity interests of the Company, other than the transactions contemplated by the Merger Agreement (an "Acquisition Transaction") and of the Company's intention to furnish information to, or enter into discussions or negotiations with, such person or entity, along with a copy of any such written inquiry or proposal and copies of any information furnished to such Third Party, to the extent not previously provided to Parent.

     For purposes of this description of the Merger Agreement, (i) "Acquisition Proposal" means any written proposal with respect to an Acquisition Transaction that the Board of Directors of the Company (or the Special Committee), after consultation with and receipt of advice from the Financial Advisor or another nationally recognized investment banking firm, determines in good faith in the exercise of its fiduciary obligations under applicable law to be more favorable than the transactions contemplated by the Merger Agreement; and (ii) "Third Party" means any corporation, partnership, person or other entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any affiliates of Parent or Purchaser and their respective directors, officers, employees, representatives and agents.

     Termination of the Merger Agreement. The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company: (a) by mutual written consent of Parent and the Company prior to the purchase of Shares pursuant to the Offer; or (b)(A) by either Parent or the Company if: (i) the Offer shall not have been commenced within the time period specified in the Merger Agreement, unless the failure to have commenced the Offer is as a result of any judgment, injunction, order, decree or other legal restraint or prohibition enjoining or otherwise restraining the commencement of the Offer, and provided notice of termination under this provision has been given prior to the actual commencement of the Offer (even if such commencement occurs later than the time period specified in the Merger Agreement), or (ii) the Offer shall have terminated or expired or been withdrawn in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer, or
(iii) any time after March 15, 1999 (or such later date to which the Offer shall have been extended pursuant to the Merger Agreement) the Offer has not been consummated; but only to the extent that the parties shall not then be required to proceed under the conditions described in the second paragraph under "Stockholders' Meeting" above and provided that the failure to commence or consummate the Offer, as the case may be, is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; or (B) by the Company prior to the purchase of Shares pursuant to the Offer, if any change to the Offer is made by Purchaser in contravention of certain provisions of the Merger Agreement; or (c) by either Parent or the Company if: (i) upon a vote at the Stockholders' Meeting, or any adjournment thereof, the adoption and approval of the Merger Agreement and the Merger by the stockholders of the Company required by Delaware law, the Company's Restated Certificate of Incorporation or By-Laws or the terms of the Merger Agreement shall not have been obtained; or (ii) the Merger shall not have been consummated on or before June 15, 1999, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; or (iii) there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining or otherwise restraining Purchaser from purchasing Shares pursuant to the Offer or Parent, Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and non-appealable; provided that neither Parent nor the Company may terminate the Merger Agreement pursuant to clauses (i) or (ii) above if the Shares are purchased pursuant to the Offer; or (d) by the Company prior to the purchase of Shares pursuant to the Offer, immediately after payment to Purchaser of the termination fee described in the following subsection, if the Board of Directors shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to permit the Company to execute an Acquisition Proposal providing for the acquisition of the Company by a Third Party as determined by the Board of Directors in good faith after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel) that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law; or (e) by Parent prior to the purchase of Shares pursuant to the Offer, if the Board of Directors of the Company shall have approved an Acquisition Proposal or withdrawn or modified (including by amendment of the Company's Schedule 14D-9), in a manner adverse to Parent or Purchaser, the Board of Director's recommendation of the Offer, the Merger Agreement or the Merger and the other transactions contemplated by the Merger Agreement; or (f) by Parent prior to the purchase of

Shares pursuant to the Offer, if any of the conditions set forth in the first and third full paragraphs under "Conditions to the Merger" shall have become incapable of fulfillment, and shall not have been waived by Parent, or if the Company shall breach in any respect any of its representations, warranties or obligations under the Merger Agreement and such breach shall have a Company Material Adverse Effect, and the Company shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date; or (g) by the Company prior to the purchase of Shares pursuant to the Offer, if any of the conditions set forth in the first and fourth full paragraphs under "Conditions to the Merger" shall have become incapable of fulfillment, and shall not have been waived by the Company, or if Parent or Purchaser shall breach in any respect any of their respective representations, warranties or obligations under the Merger Agreement and such breach shall have a material adverse effect on the consummation of the transactions contemplated by the Merger Agreement, and Parent or Purchaser, as the case may be, shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date; provided, however, that the party seeking termination pursuant to clause (f) or (g) above is not in material breach of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement.

     Termination Fee. Pursuant to the Merger Agreement, if the Merger Agreement is terminated pursuant to either of clauses (d) or (e) of the preceding paragraph, then the Company shall (provided that neither Parent nor Purchaser is then in material breach of its obligations under the Merger Agreement) promptly pay to Parent the sum of $4,500,000 in cash (the "Termination Amount"). The Merger Agreement further provides that if (1) less than 50% of the outstanding Shares are validly tendered in the Offer and not withdrawn and the Merger Agreement is terminated at a time when Parent and Purchaser (and the parties issuing the commitments for the Financing) would otherwise be prepared to proceed to consummate the Offer, and (2) the Company consummates an Acquisition Transaction with a Third Party within one year after termination of the Merger Agreement at a value or price per Share which is greater than the price per Share provided by the Merger Agreement, then the Company shall pay to Parent the Termination Amount.

     Conduct of the Company's Business Until the Effective Time. Pursuant to and except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company shall operate, and shall cause each subsidiary to operate, its business in the ordinary course of business in a manner consistent with past practices. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time, except as expressly contemplated by the Merger Agreement, and except for actions requested by a majority of those directors of the Company designated by Parent following consummation of the Offer pursuant to the Merger Agreement, the Company and its subsidiaries shall not, without the prior written consent of Parent:

          (i)(x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, except for a cash dividend of $.07 per Share paid on December 15, 1998, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

          (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of Shares upon exercise of Company Stock Options (as defined below) outstanding prior to the date of the Merger Agreement and disclosed therein, or take any action that would make the Company's representations and warranties set forth in the Merger Agreement not true and correct in all material respects;

          (iii) amend its Restated Certificate of Incorporation or By-Laws or the comparable charter or organizational documents of any of its subsidiaries;

          (iv) acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiaries;

          (v) sell or otherwise dispose of any of its assets, except in the ordinary course of business, other than (x) obsolete or immaterial equipment or tooling, and (y) in connection with certain restructuring transactions previously disclosed to Parent (the "Restructuring");

          (vi) make any capital expenditures, enter into leases or agreements for new locations, close any locations (other than in connection with the Restructuring), or make other commitments with respect thereto, except capital expenditures, leases, agreements or commitments (x) previously disclosed to Parent, or (y) not exceeding $100,000 in the aggregate as the Company may, in its discretion, deem appropriate;

          (vii) (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit, (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company or (C) in connection with the Financing, or (y) make any loans or advances to any other person, other than routine advances to employees;

          (viii) except as previously disclosed to Parent, grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing benefit plans of the Company, except (x) as may be required under existing agreements, and (y) customary increases in the ordinary course of business consistent with prior practice (not including, however, any new or additional benefit plan of the Company unless previously disclosed to Parent);

          (ix) merge, amalgamate or consolidate with any other person or entity in any transaction, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other person or entity;

          (x) except as previously disclosed to Parent, enter into or amend any employment, consulting (except for consulting agreements for development services for new products involving payments by the Company or any subsidiary of less than $500,000 in the aggregate, prior to March 31, 1999, and less than $500,000 in the aggregate for the period from April 1, 1999 to June 30, 1999), severance or similar agreement with any person or amend the Company's engagement letter with the Financial Advisor;

          (xi) change its accounting policies in any material respect, except as required by generally accepted accounting principles;

          (xii) except as previously disclosed to Parent, enter into any material contract, agreement or commitment not otherwise permitted in the Merger Agreement, including, without limitation, any contract, agreement or commitment involving expenditures by the Company or any of its subsidiaries in excess of $50,000 or which is not terminable by the Company upon giving 30 days or less prior written notice, except in the ordinary course of business consistent with prior practice;

          (xiii) settle or compromise any pending or threatened suit, action or claim, except for products liability cases being defended in the ordinary course of business, if such settlement or compromise involves the payment of more than $100,000 by the Company or any of its subsidiaries or would impose any material obligations on, or (other than releasing the Company's or any subsidiary's claim for relief in such proceeding and the Company's or any subsidiary's right to a trial of such claim) waive or affect any material right or interest of, the Company, any subsidiary, Parent or Purchaser; or

          (xiv) commit or agree to take any of the foregoing actions.

     The Company shall not, and shall cause its subsidiaries not to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions of the Offer set forth in
Section 14 or of the Merger set forth above under "Conditions to the Merger" not being satisfied.

     The Company's Board of Directors. Effective upon the purchase of and payment for Shares by Purchaser pursuant to the Offer such that Purchaser shall own at least a majority of the Shares and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors in accordance with the Merger Agreement) multiplied by (ii) the percentage that the number of Shares owned by Parent and Purchaser bears to the total number of Shares outstanding on an undiluted basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and/or securing the resignations of such number of incumbent directors as is necessary to enable Parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors, (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company, shall use its best efforts to ensure that not less than two persons who are directors on the date of the Merger Agreement shall remain as members of the Board of Directors (the "Continuing Directors") until the Effective Time, and Parent and Purchaser shall take no action (other than removal for cause) to prevent such Continuing Directors from so serving. In the event there is only one Continuing Director, such Continuing Director shall have the right to designate a person, who is reasonably acceptable to Parent, to become a Continuing Director.

     The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14-1 promulgated thereunder. The Company, with Parent's cooperation, shall promptly take all actions required pursuant to Section 14(f) and Rule 14f in order to fulfill its obligations in accordance with the Merger Agreement, including mailing to the stockholders as part of the Schedule 14D-9 the information required by such
Section 14(f), as is necessary to enable Parent's designees to be elected to the Board of Directors. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f. For purposes of the Merger Agreement, "affiliate" means, as to any person, any other person that would be deemed to be an "affiliate" of such person as that term is defined in Rule 12b-2 under the Exchange Act.

     Following the election or appointment of Parent's designees in accordance with the Merger Agreement and prior to the Effective Time, so long as there shall be at least one Continuing Director, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, any consent of the Company contemplated by the Merger Agreement, any extension of the Effective Time provided in the Certificate of Merger filed under the DGCL, any waiver of any of the Company's rights thereunder, any amendment to the Company's Restated Certificate of Incorporation or By-laws or any action taken by the Company that materially adversely affects the interests of the stockholders of the Company (other than Purchaser) with respect to the transactions contemplated by the Merger Agreement, will require the concurrence of at least one of the Continuing Directors.

     Stock Options. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding, unexercised stock option to purchase Shares (a "Company Stock Option") issued under the Company's 1986 Stock Option Plan (the "1986 Plan") and the 1994 Stock Option Plan (the "1994 Plan"), (collectively, the "Company Stock Option Plans") shall terminate and be canceled and each holder of a Company Stock Option shall be entitled to receive, in consideration therefor, a cash payment from the Company (which payment shall be tendered to such holder on the Closing Date, or such earlier date after the consummation of the Offer and not later than five business days after the option holder shall have tendered the option to the Company and consented to its cancellation in exchange for payment) equal to the product of (a) the excess, if any, of (x) the per Share price paid in the Offer or the Merger over (y) the per Share exercise price of such Company Stock Option, times (b) the number of Shares then subject to such Company Stock Option. Such cash payment shall be net of any required withholding taxes. Not later than the second business day following the execution and delivery of the Merger Agreement, the Company shall cause the committee administering each Company Stock Option Plan (the "Option Committee") to provide to each holder of a Company Stock Option written notice regarding the termination of such Company Stock Option as contemplated by the Company Stock Option Plans. As of the Effective Time, each outstanding Company Stock Option and each of the Company Stock Option Plans shall terminate and be of no further force or effect, and the Company shall take such action as shall be necessary to ensure, to Parent's reasonable satisfaction, that no holder of a Company Stock Option or participant in any other employee benefit plan or program of the Company will have any right to acquire any interest in the Surviving Corporation under the Company Stock Option Plans or any other such plan or program.

     Indemnification. Pursuant to the Merger Agreement, the Certificate of Incorporation and By-Laws of the Company or the Surviving Corporation, as the case may be, shall not be amended, repealed or otherwise modified for a period of from the date hereof until six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who as of the date hereof are or were directors, officers, employees, fiduciaries or agents of the Company and its subsidiaries or otherwise entitled to indemnification, advancement of expenses or exculpation from liability under the Company's Restated Certificate of Incorporation, By-laws or indemnification agreements (the "Indemnified Parties"). The Company shall, to the fullest extent permitted under Delaware law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, to the fullest extent permitted under Delaware law, indemnify, defend and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, including without limitation liabilities arising out of this transaction, to the extent that it was based on the fact that such Indemnified Party is or was a director, officer, employee, fiduciary or agent of the Company or its subsidiaries and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time, and in the event of any such claim, action, suit proceeding, or investigation (whether arising before or after the Effective Time), (i) Parent, the Company or the Surviving Corporation, as applicable, shall advance expenses to such Indemnified Parties in advance of the final disposition thereof upon receipt of the undertaking specified in Section 145 of the DGCL, including payment of the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to Parent, promptly as statements therefor are received and (ii) Parent, the Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither Parent, the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and further, provided, that neither Parent, the Company nor the Surviving Corporation shall be obliged pursuant to the Merger Agreement to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action except to the extent that, in the written opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such action. Any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Certificate of Incorporation or By-Laws shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party.

     In addition, at or prior to the Effective Time, Parent, the Company or the Surviving Corporation shall obtain a fully-paid officers' and directors' liability insurance policy covering the Indemnified Parties who are currently covered by the Company's officers' and directors' liability insurance policy for a term of six years on terms not materially less favorable than those in effect on the date of the Merger Agreement in terms of coverage and amounts.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the Company (which will not survive the Effective Time or, if earlier, the date of the purchase of Shares pursuant to the Offer) relating to, among other things, (i) the Company's and its subsidiaries' due organization, power, standing and similar corporate matters;
(ii) the Company's and its subsidiaries' capital structure; (iii) authorization, execution, delivery and enforceability of the Merger Agreement and related matters; (iv) governmental and other authorizations required in connection with the transactions contemplated by the Merger Agreement; (v) documents filed by the Company with the Commission and the accuracy of information contained therein;
(vi) preparation of financial statements in accordance with generally accepted accounting principles applied on a consistent basis; (vii) absence of certain changes or events or of undisclosed liabilities; (viii) compliance with applicable laws; (ix) litigation pending or threatened against the Company or any of its subsidiaries; (x) tax and employee benefit plan matters; (xi) insurance; (xii) intellectual property matters; (xiii) material contracts; (xiv) environmental matters; (xv) labor relations; (xvi) accuracy of information supplied by the Company for use in documents relating to the Offer and the Merger; and (xvii) brokers' and financial advisors' fees.

     Additional Agreements. The Merger Agreement provides that, subject to the conditions and other agreements set forth in the Merger Agreement, each of Parent, Purchaser and the Company will use commercially reasonable efforts to take, or cause to be taken (including, without limitation, by such parties' respective representatives), all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, the Financing and the other transactions contemplated by the Merger Agreement. Following the purchase by Purchaser of Shares pursuant to the Offer, neither Parent nor Purchaser will take any action as a stockholder of the Company that would cause the Company to breach any of the Company's obligations contained in the Merger Agreement. Each of the Company, Parent and Purchaser has agreed in the Merger Agreement to make as promptly as practicable following the date of the Merger Agreement all filings and notifications required to be made with, and seek all consents, approvals, permits and authorizations required to be obtained from, any third parties or Governmental Entities in connection with the Merger Agreement, including any filing necessary under the HSR Act.

     Amendments. The Merger Agreement provides that, subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, Parent, Purchaser and the Company may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment shall be made which reduces the consideration payable in the Merger or adversely affects the rights of the Company's stockholders thereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     Extension; Waiver. At any time prior to the Effective Time, Parent, Purchaser and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) subject to certain provisions of the Merger Agreement, waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.

     The foregoing summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth under "Available Information" in Section 8.

  OTHER AGREEMENTS

     Tender and Voting Agreement. Pursuant to the Tender and Voting Agreement, all of the directors and certain executive officers of the Company (the "Tendering Stockholders") agreed: (i) to tender pursuant to the Offer all of the Owned Shares (as defined below) (which definition includes all Shares acquired by the Tendering Stockholders after December 17, 1998), no later than three business days prior to the initial expiration of the Offer; (ii) to vote the Owned Shares in favor of the adoption of the Merger Agreement and the approval of the Merger, and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, or that would impede, interfere with, delay, postpone or attempt to discourage the Merger; (iii) to appoint Parent as the Tendering Stockholders' proxy to vote the Owned Shares in connection with the Merger Agreement and the Merger; (iv) not to enter into any contract or understanding to convey any interest in or to the Owned Shares, or grant any proxy with respect to the Owned Shares, or deposit the Owned Shares into any voting trust, or subject the Owned Shares to any voting agreement, except that a Tendering Stockholder may transfer any or all of the Owned Shares owned by him to a "Permitted Transferee" (as defined in the Tender and Voting Agreement), if such Permitted Transferee agrees to be bound by the terms of the Tender and Voting Agreement; and (v) not to solicit or initiate any Acquisition Proposal or other offer from any person or, except in such solicitor's capacity as a director or officer of the Company to the extent permitted by the Merger Agreement (as described above under "The Merger Agreement--Other Offers"), engage in discussions or negotiations relating thereto (all of which shall collectively be referred to herein as "Tendering Stockholders' Restrictions").

     On December 17, 1998, the Tendering Stockholders beneficially owned an aggregate of 1,049,769 Shares (the "Owned Shares"), constituting approximately 11.3% of the Shares then outstanding.

     The Tender and Voting Agreement, and the Tendering Stockholders' obligations thereunder, terminate upon the earlier of (i) the consummation of the Merger, (ii) the termination of the Offer without any Shares having been purchased pursuant thereto, or (iii) the termination of the Merger Agreement in accordance with its terms, including as such terms may be amended or extended. The obligations of any Tendering Stockholder under the Tender and Voting Agreement may be terminated by such Stockholder if (i) Parent or Purchaser shall have failed to comply with any of its obligations under Article I of the Merger Agreement or (ii) Parent or Purchaser shall have violated any provisions of the Tender and Voting Agreement.

     The Tender and Voting Agreement contains representations and warranties of Parent and Purchaser relating to, among other things, (i) Parent's and Purchaser's due organization, power, standing and similar corporation matters and (ii) authorization, execution, delivery and enforceability of the Merger Agreement and related matters. The Tender and Voting Agreement also contains representations and warranties of each Tendering Stockholder regarding his unencumbered title to the Owned Shares and his authority and capacity to enter into and be bound by, and perform in accordance with, the terms of the Tender and Voting Agreement.

     The foregoing summary of certain provisions of the Tender and Voting Agreement is qualified in its entirety by reference to the Tender and Voting Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule 14D-1. The Tender and Voting Agreement may be examined and copies may be obtained at the places and in the manner set forth under "Available Information" in Section 8.

     Confidentiality Agreement. In connection with negotiations relating to the Merger (see Section 11 hereof), and as a condition to the Company providing any non-public information to Parent, the Financial Advisor, on behalf of the Company, and Parent entered into the Confidentiality Agreement, which provides generally that Parent and its representatives, will keep confidential any non-public information furnished to them by the Company. The Confidentiality Agreement provides that for the period ending one year from the date of the Confidentiality Agreement, neither Parent nor the Company will, without the written consent of the other, solicit the employment of any person who is a senior executive officer of the other and with whom the soliciting party had contacts in conjunction with the Merger and related transactions, nor will either party engage in any negotiations or discussions with any such officers that would result in their employment by the other party, other than pursuant to a general solicitation not specifically directed at such officers. The Confidentiality Agreement further provides that for a period of twelve months from the date of the Confidentiality Agreement, neither Parent nor its affiliates will, directly or indirectly, acting alone or in concert with others, unless specifically requested in writing or otherwise consented to in advance by the Board of Directors of the Company: (i) acquire or agree, offer, seek or propose to acquire (or request permission to do so), ownership of any of the assets or businesses of the Company or any securities issued by the Company, or any rights or options to acquire such ownership (including from a third party), or make any public announcement (or request permission to make any such announcement) with respect to any of the foregoing, or (ii) seek or propose to influence or control the management or the policies of the Company or to obtain representation on the Company's Board of Directors, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of the Company, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing, or (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing.

     The foregoing summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule 14D-1. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth under "Available Information" in Section 8.

  PLANS FOR THE COMPANY

     Parent is conducting a detailed review of the Company and its assets, corporate and administrative structure, capitalization, operations, properties, policies, management and personnel and reserves the right to make such changes therein as it deems necessary or desirable, consistent with reasonable operating practices. Such changes could include, among other things, changes in the Company's business, corporate and administrative structure, marketing strategies, capitalization or management.

     The Merger Agreement provides that Parent or Purchaser shall utilize a portion of the net proceeds of the Financing, together with available cash of the Company, to (or to enable the Company to) repay or otherwise discharge in full the Company's existing indebtedness.

     Except as indicated in this Offer to Purchase, neither Purchaser nor Parent has any present plans or has made any proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's capitalization, corporate and administrative structure or business or composition of its management or personnel.

  OTHER MATTERS

     Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than $13.75 per Share.

     Parent does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Parent intends, however, to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than the price paid in the Merger. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the Financial Advisor's opinion described herein) are not necessarily opinions as to "fair value" under Section 262.

     Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger that is found to be not fair to the minority stockholders is the right to appraisal described above, monetary damages, injunctive relief or such other relief as the court may fashion may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY DISSENTERS' RIGHTS AVAILABLE UNDER THE DGCL.

     THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

     Going-Private Transactions. The Merger would have to comply with any applicable federal law operative at the time of its consummation. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless, among other things, the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority stockholders in such transaction be filed with the Commission and distributed to minority stockholders before the consummation of the Merger.

13.  DIVIDENDS AND DISTRIBUTIONS.

     The Merger Agreement provides that, without the prior written consent of Parent and except as otherwise expressly provided in the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, except for a cash dividend of $0.07 per Share paid on December 15, 1998, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares; or
(ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of Shares upon exercise of Company Stock Options outstanding prior to the date of the Merger Agreement and disclosed therein. Parent does not currently intend to permit the payment of dividends on the Shares prior to the Merger.

14.  CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule l4e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares, and may terminate and withdraw the Offer, if (i) the Minimum Condition has not been satisfied, (ii) the Financing Condition has not been satisfied, (iii) the applicable waiting period under the HSR Act shall not have expired or been terminated or (iv) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of or payment for Shares, any of the following conditions shall occur and be continuing:

          (a) there shall be instituted or pending any action, suit, investigation, litigation or proceeding before any domestic court, government or Governmental Entity or arbitrator, other than by Parent or Purchaser, a stockholder of Parent or Purchaser or any person affiliated with Parent or Purchaser that, in the reasonable judgment of Parent, materially adversely affects, or is reasonably likely to materially adversely affect, the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, the Financing, or the consummation of the transactions contemplated by the Merger Agreement, provided that, in any such case, Parent shall have used its commercially reasonable efforts to defeat or have vacated any such action or proceeding against Parent or Purchaser and shall have failed to do so; or

          (b) there shall be any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to Parent or any of its subsidiaries or to the Company or any of its subsidiaries or the Offer or the Merger, by any court, government or Governmental Entity, other than the application of the waiting period provision of the HSR Act to the Offer or the Merger, that, in the reasonable judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in paragraph (a) above; or

          (c) any change, event, occurrence or circumstance shall have occurred that, in the reasonable judgment of Parent, would have a Company Material Adverse Effect; or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices, for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse impact on the capital markets of the United States, or (iv) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration, escalation or worsening thereof, or

          (e) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or (i) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct, or (ii) any of the representations and warranties of the Company set forth in the Merger Agreement that are not so qualified shall not be true and correct in any material respect, individually or in the aggregate, in each case when made and as of the expiration of the Offer; except for changes permitted or contemplated by the Merger Agreement and except for such breaches of representations, warranties, covenants or agreements as would not have, individually or in the aggregate, a Company Material Adverse Effect or materially adversely affect the Financing or the consummation of the transactions contemplated by the Merger Agreement; or

          (f) the Merger Agreement shall have been terminated in accordance with its terms; or

          (g) any Third Party acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 25% or more of the outstanding Shares, unless such Shares have been validly tendered and not withdrawn; or

          (h) a tender offer or exchange offer for more than 25% of the Shares shall have been made or publicly proposed by a Third Party;

          (i) the Board of Directors of the Company withdraws or modifies in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger or recommends or approves an Acquisition Proposal by a Third Party; or

          (j) any filing required to be made by the Company or its subsidiaries with, or any consent, approval, permit or authorization required to be obtained by the Company or its subsidiaries from, any

     Governmental Entity which, either individually or in the aggregate, if not made or obtained would have a Company Material Adverse Effect at the time of or after the consummation of the Offer or would prevent the consummation of the Offer shall not have been made or obtained (as the case may be);

which, in the reasonable judgment of Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition or may be waived by Parent or Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Parent or Purchaser or any Affiliate of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     General. Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, neither Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or, regulatory agency or authority that would be required for the acquisition and ownership of the Shares (and the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent presently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise described in this Offer to Purchase, Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of or other substantial conditions complied with in the event that certain parts of the Company's business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 for certain conditions to the Offer, including conditions with respect to governmental actions.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval of either the business combination or the transaction that resulted in the stockholder becoming an "interested stockholder." The Company has represented in the Merger Agreement that it approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has taken all necessary steps to render
Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     Based on information supplied by the Company and the Company's representations in the Merger Agreement, Purchaser does not believe that any state takeover statutes apply to the Offer or the Merger. Neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser and Parent reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended to be a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. See Section 14.

     Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied.

     A Notification and Report Form with respect to the Offer has been filed on behalf of Parent under the HSR Act. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after the date Parent's form is filed, unless early termination of the waiting period is granted. Before such time, however, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material from Parent. If such request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after substantial compliance by Parent with such request. Thereafter, the waiting period may be extended only by court order or with Purchaser's consent. The waiting period will not be affected either by the failure of the Company (as opposed to Parent and Purchaser) to file a Notification and Report form or to comply with any request for additional information or materials issued by the FTC or the Antitrust Division.

     The Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the Shares outstanding at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of information available to Purchaser relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

16.  FEES AND EXPENSES.

     Parent has engaged DLJ as the Dealer Manager in connection with the Offer and as exclusive financial advisor to Parent in connection with the proposed acquisition of the Company. Pursuant to the terms of DLJ's engagement, Parent will pay DLJ a fee of (i) $190,000 payable upon the commencement of the Offer, and (ii) $1.9 million, less the amount paid pursuant to clause (i), payable if Parent or any of its affiliates consummates the acquisition of at least 90% of the outstanding Shares, a merger or consolidation with the Company, an acquisition of certain assets of the Company or any other business combination with the Company (collectively, a "Transaction"). In the event that a Transaction is not consummated and Parent receives a termination fee in connection therewith, Parent shall pay to DLJ 25% of any such termination fee, less Parent's expenses incurred in connection with the Transaction and less fees previously paid, up to a maximum of $1.9 million. Parent will also reimburse DLJ for reasonable out-of-pocket expenses related to DLJ's engagement, whether or not the Offer or any other Transaction is consummated, including reasonable legal fees and expenses within limits, and DLJ and certain related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, arising out of DLJ's engagement. In the ordinary course of business, DLJ and its affiliates may actively trade or hold Shares for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in Shares.

     Purchaser has retained Morrow & Co., Inc. to act as the Information Agent and Harris Trust Company of New York to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominees of stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Depositary has not been retained to make solicitations or recommendations in its role as the Depositary. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith.

     Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Dealer Manager, the Depositary and the Information Agent as described in this Offer to Purchase). Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

17.  MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR PARENT NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER TO TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Parent and Purchaser have filed with the Commission the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendment thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with the exhibits setting forth its recommendation with respect to the Offer and reasons for such recommendation and furnishing such additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 (except that such material will not be available at the regional offices of the Commission).

                                          MORIARTY ACQUISITION CORP.

December 23, 1998

                                                                      SCHEDULE I

                     INFORMATION RELATING TO DIRECTORS AND
                   EXECUTIVE OFFICERS OF PARENT AND PURCHASER

     1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. Unless otherwise indicated (i) the business address is 233 Fortune Boulevard, Milford, Massachusetts 01757 and (ii) each of the persons listed below is a United States citizen.

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                        AGE                    POSITIONS
Jordan A. Kahn............................  56     President, Chief Executive Officer and
                                                   Director
Stanley Rosenzweig........................  34     Chief Operating Officer and Director
Ira B. Morgenstern........................  45     Senior Vice President--Finance
Gregory F. White..........................  34     Executive Vice President, Sales and
                                                   Marketing and Director
(Tommy) Woon Fai Liu......................  46     Managing Director of Holmes' Far East
                                                   operations
David Dusseault...........................  44     Chief Financial Officer
Richard K. Lubin..........................  52     Director
Randy Peeler..............................  34     Director

     JORDAN A. KAHN, founder of Parent, has served as President and Chief Executive Officer and a director since its organization in 1982. Since 1968, Mr. Kahn has also been President of Jordan Kahn Co., Inc., a manufacturer's representative representing small electric personal appliance manufacturers, including Parent, to retailers across the Northeast.

     STANLEY ROSENZWEIG has served Parent since 1991, initially as Vice President--Operations, and since 1993 as Chief Operating Officer and a director. From 1987 to 1988, Mr. Rosenzweig served as a management consultant with Bain & Company, and from 1988 to 1989 as a sales manager with Jolson Corporation, a Canadian appliance company.

     IRA B. MORGENSTERN joined Parent as Senior Vice President -- Finance in August, 1998 from Diageo, PLC, a combination of the food and beverage businesses of Grand Metropolitan PLC and Guinness PLC, where he spent over six years in a number of financial management positions in the U.S. and London, including Vice President of Strategic Marketing Finance in the U.S. drinks division. Prior to Diageo, Mr. Morgenstern served as Vice President of Ditri Associates, Inc., a leveraged acquisition firm, consultant for Touche Ross, and internal auditor with Atlantic Richfield.

     GREGORY F. WHITE has served as Executive Vice President, Sales and Marketing since 1995, and from 1993 to 1995 as Vice President--Marketing. He became a director in 1997. He served as Account Supervisor at Ammirati & Puris, an advertising agency, from 1992 to 1993 and as Account Manager at the advertising agency D'Arcy, Masius, Benton & Bowles from 1991 to 1992.

     (TOMMY) WOON FAI LIU is Managing Director of the Parent's Far East operations. From 1993 to 1996, Mr. Liu, a Hong Kong national, served as Chief Financial Officer and Executive Director of Asco General Supplies Far East Limited, a subsidiary of Parent's former majority owner, the Pentland Group plc, as well as Executive Director of Holmes Products (Far East) Limited since 1994. From 1989 to 1993, Mr. Liu was Finance Director for Johnson & Johnson Hong Kong.

     DAVID DUSSEAULT has served as Chief Financial Officer of Parent since 1992 and from 1988 to 1992 as Comptroller of Parent. From 1981 to 1987, Mr. Dusseault served as Comptroller at Leach and Garner Refining.

     RICHARD K. LUBIN is a Managing Director of Berkshire Partners, which he co-founded in 1986, and has been a director of many of the firm's manufacturing, retailing and transportation investments, including, among others, InteSys Technologies, Inc. and English Welsh & Scottish Railway, Ltd. In addition, Mr. Lubin is Treasurer of the Dana-Farber Cancer Institute and a Trustee of Beth Israel Deaconess Medical Center. He became a director of Parent in 1997.

     RANDY PEELER is a Vice President of Berkshire Partners, where he has been employed since 1996. From 1994 to 1996, he was responsible for new business ventures at Health Advances, a healthcare industry consulting firm. From 1993 to 1994, he served as Chief of Staff to the Assistant Secretary for Economic Policy at the U.S. Department of the Treasury. Prior to that, he was a consultant with Cannon Associates. He became a director of Parent in 1997, and also serves as a director of Miami Cruise Services, Inc., Charrette Corporation and Weigh-Tronix, Inc.

2. DIRECTOR AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name and position with Purchaser of the director and each executive officer of Purchaser. For additional information regarding such persons, see paragraph 1 above.

                                                                    POSITIONS
NAME                                                              WITH PURCHASER
Jordan A. Kahn..............................................  President and Director
Stanley Rosenzweig..........................................  Vice President
Ira B. Morgenstern..........................................  Treasurer

     The Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                        HARRIS TRUST COMPANY OF NEW YORK

            By Mail:                By Hand and Overnight Courier:
Harris Trust Company of New York   Harris Trust Company of New York
       Wall Street Station                  88 Pine Street
          P.O. Box 1023                       19th Floor
     New York, NY 10268-1023              New York, NY 10005

                                 By Facsimile:
                                 (212) 701-7636
                        (For Eligible Institutions Only)

                        For Information and Confirmation
                                 by Telephone:
                                 (212) 701-7624

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent and will be furnished promptly at Purchaser's expense. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.

                                445 Park Avenue
                                   5th Floor
                            New York, New York 10022
                            Toll Free (800) 566-9061
                          Call Collect (212) 754-8000

                     Banks and Brokerage Firms Please Call:
                                 (800) 662-5200

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                                75 State Street
                          Boston, Massachusetts 02109
                           (877) 842-3456 (toll free)
                                 (617) 342-8104